Guild Holdings Company
5887 Copley Drive
San Diego, CA 92111

January 14, 2025

Via EDGAR and Electronic Mail (CFFinance@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Finance

Re:	Guild Holdings Company Registration Statement on Form S-3 (File No. 333-284165)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m., January 16, 2025, or as soon thereafter as practicable.

Please direct any questions regarding the Registration Statement or this request to the undersigned at the Company at 858-627-2211 or to April Hamlin at Ballard Spahr LLP at (612) 371-3522.

Sincerely,

/s/ Desiree A. Kramer
Desiree A. Kramer
Chief Financial Officer